

October 11, 2018

William Waldrop
CEO
EVIO, INC.
62930 O. B. Riley Rd, Suite 300
Bend, OR 97703

>   **Re: EVIO, INC.**
>   **Form 10-K for Fiscal Year Ended September 30, 2017**
>   **Filed January 17, 2018**
>   **Form 10-Q for Fiscal Quarter Ended March 31, 2018**
>   **Filed May 16, 2018**
>   **File No. 000-12350**

Dear Mr. Waldrop:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 8-K/A filed on August 27, 2018

Exhibit 99.1
Independent Auditors' Report, page 3

1.   We note that the auditors' report provided for Keystone labs Inc.'s financial statement indicates that the audit was conducted in accordance with Canadian Generally Accepted Auditing Standards. Please amend this filing to provide financial statements that have been audited, at the minimum, in accordance with United States Generally Accepted Auditing Standards.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joseph Kempf, Staff Accountant, at (202) 551-3352 or Carlos Pacho, Senior Associate Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Dundas, Staff Attorney, at (202) 551-3436 or Larry Spirgel, Associate Director, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Telecommunications

cc: Christian Carnell